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                                                                    EXHIBIT 20.1
                                                                   PRESS RELEASE

PRESS CONTACT:                                     INVESTOR RELATIONS CONTACT:
Robyn Jenkins                                      Roberta DeTata
Cisco Systems, Inc.                                Cisco Systems, Inc.
(408) 853-9848                                     (408) 527-6388
rojenkin@cisco.com                                 rdetata@cisco.com

INDUSTRY ANALYST CONTACT:
Leslie Fletcher
Cisco Systems, Inc.
(408) 853-6289
fletcher@cisco.com

                    CISCO SYSTEMS TO ACQUIRE ALLEGRO SYSTEMS
           Accelerating the Performance of VPN and Security Solutions

    SAN JOSE, Calif., July 27, 2001 -- Cisco Systems, Inc., today announced a definitive agreement to acquire privately-held Allegro Systems, Inc. of Milpitas, California. Allegro Systems is developer of Virtual Private Network
(VPN) acceleration technologies designed to enhance the performance and functionality of secure networking platforms. The acquisition of Allegro Systems enhances Cisco's existing VPN and security solutions with added performance capabilities to meet the growing security requirements of organizations connecting remote offices, employees and customers to corporate networks and the Internet.

    Under the terms of the agreement, Cisco common stock worth a gross aggregate value of up to $181 million will be exchanged for all outstanding shares and options of Allegro Systems. Cisco currently holds a minority investment in Allegro Systems. This acquisition will be accounted for as a purchase and is expected to close in the first quarter of Cisco's fiscal year 2002. In connection with the acquisition, Cisco expects a one-time charge for purchased in-process research and development expenses not to exceed $0.01 per share. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions including approval under the Hart Scott Rodino Antitrust Improvements Act.

    With the explosive and continued growth of the Internet, network security technologies are becoming increasingly vital in helping protect corporate networks and valuable data from potential intrusion, corruption and other security vulnerabilities. Allegro Systems' VPN

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acceleration technologies and expertise will advance the integration of highly scalable security within existing networks and complement Cisco's portfolio of security products which includes VPN gateways and concentrators, firewalls, intrusion detection systems and device and policy-based security management systems.

    Allegro Systems' VPN acceleration technologies are designed for high-bandwidth networks, providing increased throughput necessary for e-Business, extranet and service provider applications. Allegro Systems' technologies also enable the large number of simultaneous VPN connections required for today's e-commerce and remote access applications.

        Allegro Systems was founded in August 2000. The 39 employees, led by Allegro Systems chief executive officer, Mano Murthy, and chief technology officer, Ashwath Nagaraj, will join the VPN and Security Services Business Unit in Cisco's Enterprise Line of Business.

ABOUT CISCO SYSTEMS

        Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.

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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of
Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.